November 6, 2018

Moses Campbell
President and Chief Executive Officer
MARY JANE'S VAPE & SMOKE SHOP, INC.
302 West Victory Drive
Savannah GA 31405

       Re: MARY JANE'S VAPE & SMOKE SHOP, INC.
           Amendment 1 to Registration Statement on Form S-1
           Filed October 22, 2018
           File No. 333-227270

Dear Mr. Campbell:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2018 letter.

Amendment 1 to Registration Statement on Form S-1

Risk Factors, page 8

1. We note your response to comment 1 and your revised disclosure on pages 15 and 33 that you could be "affected by laws related to cannabis and marijuana." Please balance your disclosure by further discussing in your Risk Factor section, as you do on page 33, these potential applicable laws and risks, including possible law enforcement consequences under federal and state law.
 Moses Campbell
FirstName LastNameMoses Campbell
MARY JANE'S VAPE & SMOKE SHOP, INC.
Comapany 6, 2018
November NameMARY JANE'S VAPE & SMOKE SHOP, INC.
Page 2
November 6, 2018 Page 2
FirstName LastName
Selling Security Holders
Table of Selling Shareholders, page 22

2.       We reviewed the revisions to your disclosure in reponse to our comment
21. It appears
         that the conversion and private placement shares presented at the bottom of page 22 still does not agree with the conversion shares of 14,644,167 presented in statement of equity on page F-5 and in Note 3 on page F-9. Please revise the inconsistency in your disclosure of the conversion and private placement shares presented on page 22 to agree with the conversion shares presented on pages F-5 and F-9.
Dilution, page 27

3. We reviewed the revisions to your disclosure in response to our comment 7; however, we are still unable to calculate "Book Value per Share". As previously requested, please (i)
         explain in detail what "Book Value per Share" at the bottom of page 27 represents; (ii)
         explain how you calculated it; and (iii) please also explain its relationship to dilution and its relevance to an investor in this offering.
Management's Discussion of Financial Condition and Results of Operation
Results of Operations for the Year Ended December 31, 2017 and Six Months Ended June 30,
2018 and 2017, page 37

4. We reviewed the revisions to your disclosure in response to our comment 10. Please expand your discussion and analysis to provide additional detail addressing the reasons for the increase and decrease in cost of revenues relative to revenues for the periods presented. Please also discuss the decrease in gross profit as a percentage of sales for the periods presented. Refer to Item 303(a)(3) of Regulation S-K. Financial Statements, page F-2

5. Please note the updating requirements of Rule 8-08 of Regulation S-X. Moses Campbell
MARY JANE'S VAPE & SMOKE SHOP, INC.
November 6, 2018
Page 3
Note 5 - Income Taxes, page F-9

6. We reviewed the revisions to your disclosure in response to our comment 22. You state in your reponse that you disclosed the amount and expiration of operating losses at June
         30, 2018 and noted there was no tax impact from the corporate conversion, and that you also included the rationale for fully allowing for the deferred tax. We are unable to locate such disclosure in Note 5 or elsewhere in the preliminary prospectus; therefore, we reissue our comment. In that regard, please disclose the expiration dates associated with net operating losses per ASC 740-10-50-3. Please tell us whether you recognized any deferred tax items that arose as a result of the conversion due to book-tax differences, and whether you recorded a valuation allowance for any deferred tax assets that arose as a result of the change in tax status of the entity. If so, please also include the basis for management s determination during the interim period that it is more likely than not that such deferred tax assets will not be realized. Refer to ASC
740-10-50-9g.
       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or James
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney, at (202) 551-3342 or Jennifer L pez, Staff Attorney, at (202) 551-3792 with any other questions.




FirstName LastNameMoses Campbell           Sincerely,
Comapany NameMARY JANE'S VAPE & SMOKE SHOP, INC.
                                           Division of Corporation Finance
November 6, 2018 Page 3                    Office of Consumer Products
FirstName LastName